Tweedy, Browne Company, LLC
                                 350 Park Avenue
                            New York, New York 10022

                                                               November 29, 2006

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549
Attn:  Keith O'Connell

                  Re: Tweedy, Browne Fund Inc. (the "Fund") Registration Statement on Form N-1A Post-Effective Amendment No. 21
                           (File Nos. 033-57724 and 811-07458)
                           -------------------------------------

Dear Mr. O'Connell


     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, in connection with the offering of common shares of beneficial interest in the above Fund and in its capacity as the principal underwriter of such Fund, hereby joins in its request for acceleration of the effective date of the above-captioned Registration Statement so that it may become effective by 5:00 p.m., New York City time, on November 30, 2006, or as soon as practical thereafter.

                                    Sincerely

                                    Tweedy, Browne Company LLC


                                    By:    /s/ M. Gervase Rosenberger
                                           -------------------------------------
                                           Name: M. Gervase Rosenberger
                                           Title:   Executive Vice President

                            Tweedy, Browne Fund Inc.
                                 350 Park Avenue
                            New York, New York 10022


                                                               November 29, 2006

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549
Attn:  Keith O'Connell

                  Re:      Tweedy, Browne Fund Inc.
                           Registration Statement on Form N-1A
                           Post-Effective Amendment No. 21
                           (File Nos. 033-57724  and 811-07458)
                           ------------------------------------

Dear Mr. O'Connell


     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Tweedy, Browne Fund Inc. (the "Fund") hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective by 5:00 p.m., New York City time, on November 30, 2006, or as soon as practical thereafter.


     In the foregoing connection, the Fund acknowledges that the disclosure in the Registration Statement is the responsibility of the Fund. The Fund acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Fund also represents to the Securities and Exchange Commission (the "Commission") that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Fund represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                  The Fund further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

                                    Sincerely

                                    Tweedy, Browne Fund Inc.

                                    By:    /s/ M. Gervase Rosenberger
                                           -------------------------------------
                                           M. Gervase Rosenberger